# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PropertyGuru Group Limited, CIK 0001873331
CUSIP: G7258M108
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Paya Lebar Quarter, 1 Paya Lebar Link, #12-01/04, Singapore, Singapore (U0), 408533
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001140361-23-005954
Filed by CIK 0001838125

## Reporting persons
- REA Asia Holding Co. Pty Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- REA Group Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- News Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: PropertyGuru Group Limited
Address of issuer's principal executive offices: Paya Lebar Quarter, 1 Paya Lebar Link, #12-01/04, Singapore, Singapore, 408533

## Item 2. Person Filing
Name of person filing:
This Statement on Schedule 13G is filed on behalf of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

1. REA Asia Holding Co. Pty Ltd ("REA Asia"), the direct holder of the Ordinary Shares reported herein;
2. REA Group Ltd ("REA Group"), an Australian public company limited by shares listed on the Australian Securities Exchange; and
3. News Corporation, a U.S. public company whose Class A and Class B Common Stock are listed on the Nasdaq Global Select Market.

REA Asia is a wholly-owned subsidiary of REA Group, which is majority-owned by News Corporation. Based on Rule 13d-3 under the Act, each of REA Group and News Corporation may be deemed to indirectly beneficially own the Ordinary Shares held directly by REA Asia reported in this Schedule 13G.
Address of principal business office or, if none, residence:
The address of News Corporation is 1211 Avenue of the Americas, New York, New York 10036.

The address of each of REA Group and REA Asia is 511 Church Street, Richmond, Victoria, 3121, Australia.
Citizenship:
News Corporation is a Delaware corporation.

Each of REA Group and REA Asia is an Australian corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2024, the Reporting Persons may have been deemed to beneficially own 0 Ordinary Shares.
Percent of class: 0
Sole power to vote or to direct the vote: Each of the Reporting Persons: 0
Shared power to vote or to direct the vote: Each of the Reporting Persons: 0
Sole power to dispose or to direct the disposition: Each of the Reporting Persons: 0
Shared power to dispose or to direct the disposition: Each of the Reporting Persons: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See response to Item 2(a) above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A: Joint Filing Agreement, dated January 31, 2025, by and among the Reporting Persons

## Signatures
- REA Asia Holding Co. Pty Ltd: /s/ Tamara Kayser, Tamara Kayser, Company Secretary (01/31/2025)
- REA Group Ltd: /s/ Tamara Kayser, Tamara Kayser, General Counsel & Company Secretary (01/31/2025)
- News Corporation: /s/ Michael L. Bunder, Michael L. Bunder, Senior Vice President, Deputy General Counsel and Corporate Secretary (01/31/2025)